CASSA DI RISPARMIO DI FIRENZE

Fondata nel 1829

September 9, 2002

02 SEP 13 AM 9:12

02049954

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington DC 20549
USA

Attention Ms Amy O'Brien

SUPPL

Dear Sirs,

Re. Cassa di Risparmio di Firenze S.p.A. - File number 82-5126 - Information furnished pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934

Please find enclosed the following document :

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

- **Press release: 2002 Interim Report**

  Date distributed : September 9, 2002
  Num. of Annex A : 2
  English version available

In order to facilitate your work, I have included the Annex A.

Should you need any further information, please do not hesitate to contact me at (+39) 055 2612284.

Yours sincerely,

Marco Falleri
Investor Relations

dlw 9/17

Mod. MI 10208 Q - FI - 300.000 - 12/00

Cassa di Risparmio di Firenze - Società per Azioni - Sede Sociale e Direzione Generale in Firenze, Via Bufalini, 6
Capitale Sociale L. 1.065.367.273.000 interamente versato - Registro delle Imprese di Firenze n. 61452
Codice Fiscale e Partita IVA 04385190485 - Albo delle Banche n. 5120

CRF GRUPPO BANCARIO CASSA DI RISPARMIO DI FIRENZE
Iscr. Albo Gruppi Bancari n. 6160.6

2002 CONSOLIDATED FIRST-HALF INTERIM REPORT

NET PROFIT	€ 46.1 MILLION (+6.3%)
COST/INCOME RATIO	65.8% (VS. 67%)
TOTAL DEPOSITS	+ 4.0% (€ 26,165)
NET LOANS	+ 4.9% (€ 12,101)


160
140
120
100
80
60
40
20
0
Net profit
Gross operating profit
Parent co. net profit
1st half 2001
1st half 2002

Today the Board of Directors of Cassa di Risparmio di Firenze, chaired by Aureliano Benedetti, approved the 2002 consolidated first-half interim report, presented by the General Manager Lino Moscatelli. At the same meeting the Board also took note that Banca CR Firenze stock had been included in Borsa Italiana's MIDEX – the index comprising the top 25 stocks in terms of capitalisation and liquidity immediately after those included in the MIB 30 index.

As compared with June 30th 2001, the **changes in the scope of consolidation** concerned proportional consolidation of 50% of Findomestic Banca (vs. 35% up to the third quarter of 2001), line-by-line consolidation

of Cassa di Risparmio di Mirandola (proportional at 50.7% up to the first quarter of 2002), and equity consolidation of 47% of CFT Finanziaria (line-by-line up to the first quarter 2002). **The following economic analysis is on a pro-forma basis.**

The Group

Compared with the same period in the previous year, **consolidated net profit** totalled **€ 46.1 million** (mn), **growing by 6.3%** YoY.
Net interest income grew by 7.3% (€ 293.10 mn), whereas **non-interest income** – amounting to € 161.1 mn – **went down by 5.8%.** This was mainly due to lower trading gains. **Commissions and other net revenues** in fact **decreased by just 1.6%.**

Total income rose by 3% (€ 478.2 mn), thanks to structural diversification of contributory sources – a distinctive feature of the Banca CR Firenze Group's composition.

Operating costs increased moderately **by 3.3%** (€ 298.6 mn), in line with objectives. The main driver was the robust operational development of the subsidiary Findomestic Banca SpA (consumer credit), in parallel with other Group businesses, whereas **staff costs** at the end of the first half showed a decrease of **1.2%.**
The **cost/income ratio** continued to improve, going **down to 65.8%** (vs. 67%).

Gross operating profit totalled € 149.5 mn (**+5.0%**).

Provisions and write-downs increased by 10.5% - primarily because of prudent provisioning for risks and charges. Ordinary operating profit ended the first half with YoY growth of 2.3% (€ 94.9 mn).

Compared with December 31st 2001, **total deposits and collections grew by 4%**, with **direct deposits rising by +7.5%** to € 11,885 mn. Within **assets administered (+2.5%)**, assets under management remained substantially stable at over € 8,000 mn.

Customer loans amounted to € 12,101 mn, **growing by some 5%** vs. December 31st 2001. **The net bad-loan ratio** improved from 1.75% as at the end of 2001 **to 1.13%** as at June 30th 2002, with bad-loan coverage rising further to **54.4%** vs. **52%** at 2001 year-end.

BANCA CR FIRENZE SPA

The parent company once again reported very positive performance, ending the first half with **ordinary operating profit** (€ 107.1) **up by 11.4%** and **net profit** of € 59.4 mn (**+6.3%**).
Special attention was dedicated to administrative expenses. The latter remained stable, thus permitting achievement of **gross operating profit** of € 133 mn, **up by 8.6%.**

The **cost/income ratio** improved from 62.2% to **60.3%.**

Direct deposits topped **€ 8,500 mn**, growing by some **4.4%**, whilst **indirect deposits** remained stable at over € 11,200 mn. The ratio of assets under management/total indirect deposits was 57.1%. **Customer loans** totalled € 7,679 mn, with an **increase of 4.2%.**

FIRST-HALF COURSES OF ACTION AND INITIATIVES

In the service sector a key highlight consisted of initiatives developing the multi-channel approach. They included start of out-bound operations for the Multi-channel Service Centre, thanks to which banks in the CRF Group can draw on facilities to provide effective support for sales campaigns and customer-stimulation programmes. Another initiative was the launch of the portal www.liberamente.net dedicated to the Group's private customers. The "Liberamente" brand characterises the various remote-banking services offered by the Group to private customers and that are arousing growing interest in the public.

On the marketing front, an initiative worthy of note was the start of a loyalty programme. This is based on a mechanism rewarding use of the bank's services and aims to increase customer wallet share.

In bancassurance, given the persistent uncertainty reigning in financial markets, over 60% of subscriptions were directed towards products featuring a high protection factor – guaranteed minimum-rate products (Investimento Garantito), secure-capital unit-linked policies (Multigrant EAG 2006) and index-linked products. The Group's gross premium collections in the first half totalled some € 123 mn.

As from January 1st 2002 individual discretionary-account AUM business was centralised in the parent company, via conferment of delegated powers by CR Pistoia and Pescia SpA. Initiatives were started to strengthen the offering, leading to launch in July of new secure-capital AM products under the "Orizzonti Sereni" brand. As at June 30th 2002 assets managed in the form of discretionary accounts amounted to some € 2,138 mn.

As at June 30th 2002, collections in Giotto Lux mutual investment funds, managed via CR Firenze Gestion International S.A. and distributed by the Group and by CR Forlì, amounted to € 2,014 mn.

In the customer-loans area, medium-/long-term lending continued to be the most dynamic segment. In order to meet market requirements, the home mortgage offering was expanded with a new product called "EuroMisto" and a flexible and innovative credit scheme was launched called "Conto Cantiere" to finance property development initiatives.

As at the end of the first half, the network of private bankers – "LiberaMente Network" – activated in September 2001 – counted 40 private bankers, with the addition of a further 25 envisaged by year-end. The financial stores of Rome Via Paisiello, Rome Prati and Rome Corso Vittorio Emanuele were joined by those in Bologna, Pesaro and Porto Sant'Elpidio.

The lending area was the object of major, group-wide organisational novelties.

More specifically, the organisation structures of subsidiary Banks' credit and loan sector were aligned with those of the parent company, separating the commercial and loan areas. The latter handles the loan evaluation process and revision, with an internal set-up that organisationally separates management of performing and substandard customer loans.

A new unit was set up in the parent company, separate from the loan-issuing unit, with the task of monitoring and controlling credit risks at group level.

Management of the Group's investment and trading portfolio was based on a prudent policy that, in view of the expected increase in interest rates, translated into a reduction of the fixed-rate segment.

The total amount of the Group's investment and trading portfolio remained stable, going from € 1.62 billion (bn) to € 1.65 bn as at the end of the first half.
During the first half the Group made consolidated gains of € 2.2 mn on the trading of securities, currencies and derivatives.
In addition, a comprehensive plan for evolution of the Finance area's organisation was started. Among other things, this aims to achieve gradual integration of all Group activities in the parent company.

The Group continued the market-risk limitation policy initiated in the second half of 2001. This made it possible to handle the negative effects of the adverse overall trend. The parent company's structural interest-rate risk remained on the previous year's average levels – thus demonstrating that the bank's financial structure did not undergo any particular changes.
The parent company and subsidiary banks have risk-measure tools relating to their various operations. Taken as a whole, these permit adequate monitoring.
Activities relating to the new guidelines being issued by the Basle Committee for risk control and management have been assigned to a dedicated unit. A rating model for corporate customers has already been acquired - and is currently undergoing testing – and parallel projects have been launched to quantify capital against loan and market risks. The parent company's Board has recently approved a new model for measurement of financial and interest-rate risks. This will be applied throughout the Group during 2003 and is part of the approach envisaged by the new Basle agreement.

In order to strengthen its capital resources following the significant increase in its lending business, in June Banca CR Firenze SpA completed the first public issue on the Eurobond market in the form of an Upper Tier II subordinated loan of € 200 mn. This was entirely placed with institutional investors.

ASSETS	30 June 2002	31 Dec. 2001	30 June 2001 PF	30 June 2001
				Euro/1,000
10 Cash and cash on deposit with central banks and post offices	**125,442**	**147,813**	**79,003**	**77,069**
20 Italian government securities and similar securities eligible for refinancing with central banks	**294,563**	**224,795**	**383,947**	**366,558**
30 Amounts due from banks	**791,305**	**949,319**	**519,885**	**595,937**
(a) sight	194,619	106,176	91,924	93,730
(b) other	596,686	843,143	427,961	502,207
40 Customer loans	**12,101,161**	**11,531,220**	**11,645,135**	**11,013,410**
including:				
- loans from third-party funds under administration	0	1,128	354	354
50 Bonds and other debt securities	**1,694,175**	**1,822,607**	**1,824,263**	**1,791,821**
(a) of public issuers	1,436,416	1,511,147	1,516,345	1,490,483
(b) of banks	100,781	195,514	194,675	189,802
including:				
- own securities	30,652	53,362	59,453	59,453
(c) of financial institutions	53,470	60,114	45,774	45,227
(d) of other issuers	103,508	55,831	67,469	66,308
60 Shares and other equity securities	**50,149**	**49,037**	**56,531**	**55,718**
70 Participating interests other than in group companies	**389,844**	**359,600**	**344,324**	**340,680**
(a) valued on equity method	136,321	101,497	94,266	95,440
(b) other	253,523	258,103	250,058	245,240
80 Participating interests in group companies	**20,213**	**23,770**	**49,313**	**17,158**
(a) valued on equity method	16,536	18,068	33,248	15,929
(b) other	3,677	5,702	16,065	1,230
90 Goodwill arising on consolidation	**147,549**	**145,409**	**176,861**	**125,225**
100 Goodwill on equity-valued holdings	**415**	**873**	**261**	**259**
110 Intangible assets	**58,714**	**61,920**	**56,154**	**50,585**
120 Property and equipment	**348,482**	**361,678**	**343,788**	**324,971**
140 Own shares	**5,624**	**7,119**	**1,611**	**859**
150 Other assets	**963,610**	**1,262,140**	**803,491**	**934,877**
160 Accrued income and prepayments	**122,237**	**105,636**	**118,388**	**108,502**
(a) accrued income	88,386	76,557	96,322	92,065
(b) prepayments	33,851	29,079	22,066	16,437
including:				
- issue discounts on securities	0	0	0	201
TOTAL ASSETS	17,113,483	17,052,937	16,402,957	15,803,628

Banca CR Firenze

Consolidated balance sheet

Euro/1,000

LIABILITIES AND SHAREHOLDERS' EQUITY	30 June 2002	31 Dec. 2001	30 June 2001 PF	30 June 2001
10 Amounts due to banks	**2,341,780**	**3,083,086**	**2,692,419**	**2,350,663**
(a) sight	629,723	856,186	524,093	535,069
(b) at maturity date or notice	1,712,057	2,226,900	2,168,326	1,815,594
20 Customer deposits	**7,332,413**	**7,090,975**	**6,940,287**	**6,823,948**
(a) sight	6,276,797	6,156,029	5,987,968	5,905,299
(b) at maturity date or notice	1,055,617	934,946	952,319	918,649
30 Debt securities issued	**3,862,665**	**3,474,152**	**3,575,393**	**3,467,602**
(a) bonds	3,332,624	2,902,425	2,941,664	2,849,646
(b) certificates of deposit	463,427	452,583	508,322	492,549
(c) other	66,614	119,144	125,407	125,407
40 Third-party funds under administration	**3,686**	**4,010**	**4,258**	**4,258**
50 Other liabilities	**1,187,923**	**1,178,286**	**1,134,915**	**1,124,279**
60 Accrued liabilities and deferred income	**115,256**	**104,315**	**122,891**	**109,588**
(a) accrued liabilities	90,673	80,483	98,828	90,325
(b) deferred income	24,583	23,832	24,063	19,263
70 Staff severance indemnity provision	**145,547**	**139,957**	**139,192**	**135,958**
80 Provisions for risks and charges	**307,859**	**342,913**	**286,973**	**282,223**
(a) provisions for pension and similar liabilities	153,447	153,578	156,982	155,691
(b) accrued taxes	83,202	127,285	71,916	69,006
(d) other provisions	71,210	62,050	58,075	57,526
90 Provisions for loan losses	**20,501**	**35,419**	**16,825**	**28,700**
100 Reserve for general banking risks	**65,615**	**65,615**	**71,982**	**57,198**
110 Subordinated debt	**686,590**	**489,190**	**454,191**	**446,856**
120 Negative differences on consolidated holdings	**8**	**112**	**9**	**25,490**
130 Negative differences on equity-valued holdings	**1,328**	**1,128**	**1,179**	**1,087**
140 Minority interests	**161,644**	**148,029**	**158,133**	**171,077**
150 Share capital	**619,155**	**560,994**	**564,083**	**551,187**
160 Share premium	**0**	**326**	**326**	**326**
170 Reserves	**213,266**	**187,750**	**191,532**	**175,409**
(a) legal reserve	126,553	111,850	114,422	113,206
(b) reserve for own shares	5,624	7,119	1,611	859
(c) statutory reserve	18,228	17,504	32,958	32,958
(d) other reserves	62,861	51,278	42,541	28,387
180 Revaluation reserves	**2,163**	**53,250**	**5,015**	**4,885**
200 Net profit for the year	**46,084**	**93,429**	**43,354**	**42,895**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**17,113,483**	**17,052,937**	**16,402,957**	**15,803,628**

Euro/1,000

GUARANTEES	30 June 2002	31 Dec. 2001	30 June 2001 PF	30 June 2001
Guarantees issued	**605,345**	**633,960**	**619,972**	**596,505**
including:				
- acceptances	15,797	15,614	15,860	15,822
- other guarantees	589,548	618,346	604,112	580,683
Commitments	**1,456,834**	**187,155**	**1,317,855**	**1,312,803**

Euro/1,000

	PROFIT & LOSS ACCOUNT	30 June 2002	30 June 2001 PF	30 June 2001
10	**Interest earned and similar income**	**470,253**	**503,326**	**468,108**
	including:			
	- on customer loans	411,092	432,770	398,258
	- on debt securities	35,226	54,230	52,813
20	**Interest expense and similar charges**	**-177,138**	**-230,034**	**-217,818**
	including:			
	- on customer deposits	-54,939	-70,172	-68,636
	- on debt securities	-67,534	-72,645	-71,137
30	**Dividends and other income**	**17,775**	**16,021**	**15,905**
	(a) on shares and other equity securities	1,051	436	434
	(b) on participating interests, other than in group companies	15,130	15,524	15,471
	(c) on participating interests in group companies	1,594	61	0
40	**Commissions earned**	**139,622**	**140,950**	**135,207**
50	**Commissions expense**	**-28,701**	**-21,656**	**-17,841**
60	**Gains (losses) on financial transactions**	**2,223**	**9,647**	**9,074**
70	**Other operating income**	**62,918**	**64,266**	**61,374**
80	**Administrative expenses**	**-298,556**	**-288,905**	**-271,499**
	(a) personnel expenses	-184,372	-186,533	-178,570
	including:			
	- salaries and wages	-134,485	-136,015	-130,435
	- social security contributions	-32,549	-32,402	-30,890
	- staff severance indemnities	-10,729	-10,810	-10,413
	- pensions and similar obligations	-2,675	-2,494	-2,268
	(b) other administrative expenses	-114,184	-102,372	-92,929
90	**Value adjustments to intangible assets and property and equipment**	**-41,446**	**-43,741**	**-38,082**
100	**Provisions for risks and charges**	**-13,595**	**-3,819**	**-3,696**
110	**Other operating expenses**	**-14,915**	**-22,084**	**-22,905**
120	**Value adjustments to loans and provisions for guarantees and commitments**	**-46,129**	**-50,899**	**-49,444**
130	**Value re-adjustments to loans and reversals of provisions for guarantees and commitments**	**21,774**	**19,131**	**20,833**
140	**Provisions for loan losses**	**-1,842**	**-3,062**	**-3,798**
150	**Value adjustments to non-current financial assets**	**-3,475**	**-461**	**-381**
160	**Value re-adjustments to non-current financial assets**	**107**	**35**	**35**
170	**Profits/(Losses) of companies valued on equity method**	**6,153**	**4,040**	**3,770**
180	Profit from ordinary operations	95,028	92,755	88,841
190	**Exceptional income**	**7,670**	**10,266**	**11,187**
200	**Exceptional charges**	**-6,413**	**-4,778**	**-4,480**
210	Gain (loss) on exceptional items - net	1,258	5,488	6,707
230	**Change in reserve for general banking risks**	**0**	**0**	**0**
240	**Income taxes for the year**	**-43,668**	**-49,057**	**-46,714**
250	**Profit for the year pertaining to minority interests**	**-6,534**	**-5,832**	**-5,939**
260	**Net profit**	**46,084**	**43,354**	**42,895**

Banca CR Firenze

Consolidated balance sheet

Euro/1,000

RECLASSIFIED PROFIT & LOSS ACCOUNT		30 June 2002	30 June 2001 PF	Change
Interest income		**293,115**	**273,292**	**7.3%**
Net commissions and net other income		158,924	161,476	-1.6%
Trading income		2,223	9,647	-77.0%
Dividends		17,775	16,021	10.9%
Income equity holdings		6,153	4,040	52.3%
Total income		**478,189**	**464,476**	**3.0%**
Operating costs		-298,556	-288,905	3.3%
	Personnel expenses	-184,372	-186,533	-1.2%
	Other operating expenses	-114,184	-102,372	11.5%
Depriciation		-30,051	-33,325	-9.8%
Gross operating income		**149,583**	**142,246**	**5.2%**
Goodwill amortisation		-11,395	-10,416	9.4%
Credit risk provisions		-43,159	-39,075	10.5%
Operating income before exceptionals		**95,028**	**92,755**	**2.5%**
Exceptionals		1,258	5,488	-77.1%
Pre tax profit		**96,286**	**98,243**	**-2.0%**
General banking risks provisions		0	0	---
Taxes		-43,668	-49,057	-11.0%
Minorities		-6,534	-5,832	12.0%
Net profit		**46,084**	**43,354**	**6.3%**

STATO PATRIMONIALE DELLA CAPOGRUPPO

VOCI DELL'ATTIVO	30 giugno 2002	31 dicembre 2001	30 giugno 2001
10 Cassa e disponibilità presso banche centrali e uffici postali	**88,438**	**119,240**	**59,021**
20 Titoli del Tesoro e valori assimilati ammissibili al rifinanziamento presso banche centrali	**67,347**	**73,771**	**69,610**
30 Crediti verso banche	**901,969**	**1,082,879**	**850,956**
(a) a vista	126,504	145,468	138,261
(b) altri crediti	775,465	937,411	712,695
40 Crediti verso clientela	**7,678,522**	**7,366,264**	**7,294,652**
di cui:			
- crediti con fondi di terzi in amministrazione	*889*	*880*	*834*
50 Obbligazioni e altri titoli di debito	**1,328,873**	**1,342,762**	**1,288,119**
(a) di emittenti pubblici	1,012,907	1,067,517	1,045,272
(b) di banche	163,490	169,544	148,779
di cui:			
- titoli propri	*28,853*	*49,169*	*24,511*
(c) di enti finanziari	52,402	59,058	39,098
(d) di altri emittenti	100,074	46,643	54,970
60 Azioni, quote e altri titoli di capitale	**36,132**	**30,651**	**32,711**
70 Partecipazioni	**320,229**	**295,581**	**280,597**
80 Partecipazioni in imprese del gruppo	**551,900**	**534,127**	**456,341**
90 Immobilizzazioni immateriali	**37,253**	**42,436**	**33,879**
100 Immobilizzazioni materiali	**256,011**	**274,829**	**227,779**
120 Azioni o quote proprie	**446**	**437**	**0**
130 Altre attività	**405,690**	**991,006**	**743,023**
140 Ratei e risconti attivi	**58,645**	**54,988**	**59,239**
(a) ratei attivi	56,451	52,591	57,471
(b) risconti attivi	2,194	2,397	1,768
di cui:			
- disaggio di emissione titoli	*463*	*0*	*26*
TOTALE DELL'ATTIVO	**11,731,455**	**12,208,971**	**11,395,927**

STATO PATRIMONIALE DELLA CAPOGRUPPO

VOCI DEL PASSIVO	30 giugno 2002	31 dicembre 2001	30 giugno 2001
10 Debiti verso banche	**1,259,446**	**1,758,942**	**1,506,713**
(a) a vista	629,063	901,506	533,107
(b) a termine o con preavviso	630,383	857,436	973,606
20 Debiti verso clientela	**5,364,283**	**5,237,961**	**5,111,633**
(a) a vista	4,691,258	4,633,709	4,511,490
(b) a termine o con preavviso	673,025	604,252	600,143
30 Debiti rappresentati da titoli	**2,565,498**	**2,526,743**	**2,285,135**
(a) obbligazioni	2,220,421	2,125,843	1,842,061
(b) certificati di deposito	289,874	299,993	333,309
(c) altri titoli	55,203	100,907	109,765
40 Fondi di terzi in amministrazione	**3,333**	**3,619**	**3,761**
50 Altre passività	**565,549**	**894,522**	**888,248**
60 Ratei e risconti passivi	**57,982**	**56,608**	**55,038**
(a) ratei passivi	53,322	52,622	48,693
(b) risconti passivi	4,660	3,986	6,345
70 Trattamento di fine rapporto di lavoro subordinato	**107,969**	**104,746**	**100,922**
80 Fondi per rischi ed oneri	**205,842**	**221,578**	**185,472**
(a) fondi di quiescenza e per obblighi simili	108,971	109,793	111,051
(b) fondi imposte e tasse	53,962	76,326	45,238
(c) altri fondi	42,909	35,459	29,183
90 Fondi rischi su crediti	**16,273**	**20,947**	**10,223**
100 Fondo per rischi bancari generali	**62,475**	**62,475**	**51,645**
110 Passività subordinate	**654,190**	**454,190**	**429,190**
120 Capitale	**619,155**	**560,994**	**551,186**
130 Sovrapprezzi di emissione	**0**	**327**	**327**
140 Riserve	**190,097**	**168,561**	**159,748**
(a) riserva legale	124,287	110,504	110,504
(b) riserva per azioni o quote proprie	446	437	0
(c) riserve statutarie	11,062	11,070	25,339
(d) altre riserve	54,302	46,550	23,905
150 Riserve di rivalutazione	**0**	**51,839**	**0**
170 Utile d'esercizio	**59,363**	**84,919**	**56,686**
TOTALE DEL PASSIVO	**11,731,455**	**12,208,971**	**11,395,927**

GARANZIE E IMPEGNI DELLA CAPOGRUPPO

	VOCI	30 giugno 2002	31 dicembre 2001	30 giugno 2001
10	**Garanzie rilasciate**	**449,500**	**493,280**	**458,322**
	di cui:			
	- accettazioni	12,010	11,794	17,853
	- altre garanzie	437,490	481,486	440,469
20	**Impegni**	**1,366,024**	**156,349**	**1,213,558**

	VOCI	30 giugno 2002	31 dicembre 2001	30 giugno 2001
10	**Interessi attivi e proventi assimilati**	**265,283**	**605,341**	**295,557**
	di cui:			
	- su crediti verso clientela	*225,871*	*505,771*	*242,492*
	- su titoli di debito	*23,304*	*65,533*	*33,338*
20	**Interessi passivi e oneri assimilati**	**-112,445**	**-298,605**	**-151,342**
	di cui:			
	- su debiti verso clientela	*-40,157*	*-97,784*	*-50,375*
	- su debiti rappresentati da titoli	*-50,066*	*-108,710*	*-48,244*
30	**Dividendi e altri proventi**	**68,493**	**51,268**	**50,907**
	(a) su azioni, quote e altri titoli di capitale	948	572	226
	(b) su partecipazioni	21,157	24,381	34,204
	(c) su partecipazioni in imprese del gruppo	46,388	26,315	16,477
40	**Commissioni attive**	**81,631**	**206,725**	**102,232**
50	**Commissioni passive**	**-7,982**	**-14,066**	**-6,601**
60	**Profitti (Perdite) da operazioni finanziarie**	**3,270**	**13,586**	**8,311**
70	**Altri proventi di gestione**	**37,347**	**75,374**	**36,238**
80	**Spese amministrative**	**-181,834**	**-387,739**	**-187,741**
	(a) spese per il personale	-110,870	-238,449	-121,314
	di cui:			
	- salari e stipendi	*-82,640*	*-174,769*	*-89,856*
	- oneri sociali	*-18,449*	*-43,214*	*-19,912*
	- trattamento di fine rapporto	*-7,024*	*-14,393*	*-7,289*
	- trattamento di quiescenza e simili	*-976*	*-2,391*	*-799*
	(b) altre spese amministrative	-70,964	-149,290	-66,427
90	**Rettifiche di valore su immobilizzazioni immateriali e materiali**	**-20,027**	**-43,412**	**-18,238**
100	**Accantonamenti per rischi e oneri**	**-10,811**	**-9,921**	**-1,389**
110	**Altri oneri di gestione**	**-800**	**-11,537**	**-7,513**
120	**Rettifiche di valore su crediti e accantonamenti per garanzie e impegni**	**-26,584**	**-56,598**	**-35,765**
130	**Riprese di valore su crediti e su accantonamenti per garanzie e impegni**	**14,729**	**26,659**	**14,167**
140	**Accantonamenti ai fondi rischi su crediti**	**-1,065**	**-13,147**	**-821**
150	**Rettifiche di valore su immobilizzazioni finanziarie**	**-3,148**	**-1,829**	**-211**
160	**Riprese di valore su immobilizzazioni finanziarie**	**1,040**	**432**	**427**
170	**Utile delle attività ordinarie**	**107,097**	**142,531**	**98,218**
180	**Proventi straordinari**	**4,372**	**14,801**	**4,940**
190	**Oneri straordinari**	**-5,665**	**-6,586**	**-3,635**
200	**Utile (Perdita) straordinario**	**-1,293**	**8,215**	**1,305**
210	**Variazione del Fondo per Rischi Bancari Generali**	**0**	**6,367**	**0**
220	**Imposte sul reddito dell'esercizio**	**-46,441**	**-72,194**	**-42,837**
230	**Utile d'esercizio**	**59,363**	**84,919**	**56,686**

ANNEX A

REPORTING/DISCLOSURE REQUIREMENTS APPLICABLE TO CASSA DI RISPARMIO DI FIRENZE S.p.A. ("CRF")

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
1.	***Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report and (iii) the minutes of the shareholders' meeting which approved the annual financial statements. Consolidated annual reports of the CRF Group. The external auditors' reports. Financial statements of CRF's subsidiaries or a summary thereof. Summary of the main line items of the financial statements of CRF's affiliates.*** [1]	By the day following the date of approval of the annual financial statements by CRF's shareholders' meeting.	Arts. 77 and 96 of CONSOB Regulation No. 11971/99.	*Borsa Italiana* (Italian Stock Exchange) and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
	Annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' report, and (iii) the minutes of the shareholders' meeting which approved the annual financial statements.	Within 30 days from the date of approval of the annual financial statements by CRF's shareholders' meeting.	Art. 2435 of the Italian Civil Code.	The annual report and the minutes of the shareholders' meeting which approved the financial statements have to be filed with the local Companies' Register (*Ufficio del Registro delle Imprese*).

1 The minutes of the shareholders' meeting at which the financial statements are (or are not) approved must be made available to the public at the registered office of CRF and sent to the Italian Stock Exchange and CONSOB within seven days from the date of such shareholders' meeting. If the shareholders' meeting requires amendments to the financial statements, the financial statements as amended must be made available to the public and sent to the Italian Stock Exchange and CONSOB within three days from the relevant shareholders' meeting.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
2.	***Semi-annual reports of CRF, including (i) the Board of Directors' report, (ii) the Board of Auditors' remarks, if any, and (iii) the external auditors' report, if any.***	Within four months of the end of the first semester of each accounting year.	Arts. 81 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents must be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
3.	***Quarterly reports.***	Within 45 days of the end of each quarter of each accounting year.	Arts. 82 and 96 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public at the registered office of CRF. The availability of the documents has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy. [2]
4.	***Prospectuses.***	Must be notified and registered with CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, prior to delivery to the public.	Art. 94 of Legislative Decree No. 58/1998.	CONSOB and, where the prospectus is also a prospectus for admission to listing, the Italian Stock Exchange, and the public at large.
5.	***Dividend declarations.***	Must be approved by shareholders at the annual general meeting that approves the financial statements and disclosed promptly to CONSOB, the Italian Stock Exchange and the public.	Art. 2433 of the Italian Civil Code.	Italian Stock Exchange and CONSOB. The information must be made available at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy.
6.	***Preliminary profit announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
7.	***Periodic accounting information and budget announcements.***	Must be disclosed promptly.	Arts. 66 and 68 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.

2 Exemptions apply for quarterly reports due at the end of each semester and each accounting year, provided certain conditions are met.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
8.	***Board of Directors' resolutions concerning the approval of the financial statements of CRF and of the CRF group, the semi-annual accounts and proposals for dividend distribution.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including through a press release to at least two press agencies.
9.	***Information and documents relating to mergers and demergers.***			
(a)	Merger/demerger proposal.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 2501 *bis* and Art. 2504 *octies* of the Italian Civil Code.	The information must be filed with the Companies' Register and a summary must be published in the Italian Official Gazette.
(b)	Merger/demerger proposal. Financial condition of the companies involved in the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 70 and 90 of CONSOB Regulation No. 11971/99.	Italian Stock Exchange and CONSOB. The information must be made available to the public, including at the registered office of CRF. The availability of such information has to be disclosed through a public announcement in at least one daily newspaper with national circulation in Italy no later than 25 days prior to the date of the relevant shareholders' meeting.
(c)	Report of the Board of Directors to the Shareholders on the merger/demerger.	No later than 30 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Information memorandum.	No later than 10 days prior to the date of the shareholders' meeting to which the proposal will be submitted.	Arts. 70 and 90 of CONSOB Regulation No. 11971/99.	CONSOB may require that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such information must be disclosed through the public announcement specified above sub (b).
(e)	Resolution of the shareholders' meeting which approved the merger/demerger.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 90 of CONSOB Regulation No. 11971/99. Art. 2502 *bis* and Art. 2504 *novies* of the Italian Civil Code.	CONSOB. The information must be filed together with a number of attachments with the Companies' Register and a summary must be published in the Italian Official Gazette.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
(f)	Deed of merger/demerger.	Within 30 days of execution	Art. 2504 and Art. 2504	The information must be filed with the

		of the deed of merger/demerger.	*novies* of the Italian Civil Code.	Companies' Register.
(g)	Deed of merger/demerger.	Within 10 days of the registration of the deed of merger/demerger with the Companies' Register.	Art. 90 of CONSOB Regulation No. 11971/99.	CONSOB.
10.	***Information memorandum regarding acquisitions and disinvestments.***	No later than 15 days from CONSOB's request.	Arts. 71 and 91 of CONSOB Regulation No. 11971/99.	CONSOB may require, depending on the type and size of the acquisition/ Disinvestment, that an information memorandum (prepared in accordance with the format set forth by CONSOB) be made available to the public at the registered office of CRF, the Italian Stock Exchange and CONSOB. The availability of such document has to be disclosed promptly through a public announcement in at least one daily newspaper with national circulation in Italy.
11.	***Amendments to the by-laws.***			
(a)	Report of the Board of Directors to the shareholders on the proposed amendments (in the format set out by CONSOB).	At least 30 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 92, par. 1, (a) of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days prior to the date of the shareholders' meeting to which the amendments will be submitted.	Art. 72, par. 2 of CONSOB Regulation No. 11971/99.	The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Amended text of the by-laws together with the resolution of the shareholders' meeting which approved the amendments.	Within 30 days from the date of the shareholders' meeting that approved the amendments.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
12.	***Issue of debt securities.***			
(a)	Report of the Board of Directors to the shareholders on the proposed issue of debt securities.	At least 30 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
		At least 15 days prior to the date of the shareholders' meeting to which the issue will be submitted.	Art. 75 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Resolution of the shareholders' meeting which has approved the issue of the debt securities.	Within 30 days from the date of the relevant shareholders' meeting.	Art. 2411 of the Italian Civil Code.	The Companies' Register.
13.	***Changes in share capital***			
(a)	Report of the Board of Directors to the shareholders on the proposed change in share capital.	At least 30 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
		At least 15 days [3] prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 of CONSOB Regulation No. 11971/99.	The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Report of the external auditors appointed by the Florence Court.[4]	At least 15 days prior to the date of the shareholders' meeting to which the change in share capital will be submitted.	Art. 72 and 92 of CONSOB Regulation No. 11971/99.	CONSOB. The information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(c)	Resolution of the shareholders' meeting which has approved the change in share capital.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information must be filed with the Companies' Register.
			Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
(d)	Amended text of the by-laws.	Within 30 days from the date of the shareholders' meeting which has approved the change in share capital.	Art. 2436 of the Italian Civil Code.	The information (showing the new amount of share capital) must be filed with the Companies' Register.

Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute

3 In the event of a capital decrease due to losses, such period is reduced to eight days prior to the date of the shareholders' meeting to which the change in share capital will be submitted (art. 74 of CONSOB Regulation No. 11971/99). In this case, CRF must file with CONSOB the minutes of the shareholders' meeting which resolved upon the capital decrease due to losses, within 30 days from such meeting (art. 94 of CONSOB Regulation No. 11971/99).

4 Only when the increase in share capital is made with the exclusion of pre-emptive rights, or with assets in kind.

		Within 30 days from the date of filing with the Companies' Register.	Art. 92 of CONSOB Regulation No. 11971/99.	CONSOB.
14.	***Acquisition/sale of treasury stock.***			
(a)	Report of the Board of Directors to the shareholders on the proposed acquisition or sale of treasury stock.	At least 15 days prior to the date of the shareholders' meeting to which the acquisition or sale of treasury stock will be submitted.	Arts. 73 and 93 of CONSOB Regulation No. 11971/99.	CONSOB. The information (in the format set out by CONSOB) must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
(b)	Minutes of the shareholders' meeting which approved the acquisition or sale of treasury stock.	Within 30 days from the relevant shareholders' meeting.	Art. 93 of CONSOB Regulation No. 11971/99.	CONSOB.
15.	***Notice of changes in directors, statutory auditors or general manager.***	Within 10 days of appointment/removal.	Art. 100 of CONSOB Regulation No. 11971/99.	Details of the new/resigned directors, statutory auditors or general manager must be filed with CONSOB.
	Notice of changes in directors.	Within 15 days of appointment/removal.	Art. 2383 of the Italian Civil Code.	Details of the new/resigned directors must be filed with Companies' Register.
16.	***Shareholders' meetings.***			
(a)	Notice convening shareholders' meetings stating, *inter alia*, agenda of meetings.	30 days before shareholders' meetings.	Ministerial Decree No. 437/98.	Publication in the Italian Official Gazette.
(b)	Directors' report on proposals included in the agenda.	15 days before shareholders' meeting.	Ministerial Decree No. 437/98.	Such information must be made available to the public at the registered office of CRF and the Italian Stock Exchange.
17.	***Trading on listed securities issued by CRF or other companies of the CRF Group or related securities.***	Within 3 working days from the end of each calendar month.	Arts. 87 and Annex 3F of CONSOB Regulation 11971/99.	CRF must deliver to CONSOB a report on the trades made by CRF or other companies of the CRF Group on listed securities issued by CRF or other companies of the CRF Group or related securities. Such information, provided that certain thresholds are met, must be made available to the public at the Italian Stock Exchange and through a press release to at least two press agencies, within five working days from the end of each calendar month.
18.	***Opening/closing of branches.***	Must be disclosed promptly.	Rules of the Companies' Register	The opening/closing of the branch must be notified to the Companies Register.

	Type of information	Period of filing or disclosure	Source of requirement	Where/how to file, make public or distribute
19.	***Other material information.***	Must be disclosed promptly.	Art. 66 of CONSOB Regulation No. 11971/99.	Any material information must be disclosed to CONSOB and the Italian Stock Exchange and made available to the public by way of a press release to at least two press agencies.